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                                                                    EXHIBIT 99.2
                                                                November 1, 2002


                              HANARO TELECOM, INC.

                     NOTICE OF SHAREHOLDER REGISTER CLOSING

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
1. Fixed Date                                                            November 17, 2002

2. Period for Closing of Shareholder Register                  November 18, 2002 - November 30, 2002

3. Reason(s) for Closing                                        Extraordinary Shareholders Meeting

4. Date of Resolution of the Board of Directors                          November 1, 2002

5. Others                                                                        -
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